SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 27, 2025

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, August 27, 2025, regarding “Ericsson announces change to the Executive Team”

PRESS RELEASE August 27, 2025

Ericsson announces change to the Executive Team

Ericsson (NASDAQ: ERIC) today announces that Stella Medlicott will step down from her role as Senior Vice President, Chief Marketing and Communications Officer and Head of Corporate Relations and will leave Ericsson on March 31, 2026.

Stella Medlicott has been with the company since 2014 and has served on Ericsson’s Executive Team since 2019. A transition plan is underway.

Börje Ekholm, President and CEO, says: “Stella has been instrumental in the Executive Team and has driven the perception of Ericsson as a global technology leader. She has played a critical role in helping the company navigate through significant change, evolve the brand in line with the business strategy, and has been at the forefront of driving cultural change. She has built an industry leading team, and transformed the company’s approach to managing geopolitics, sustainability and health and safety. After more than 6 years in the role, we have agreed that this is a good time to change, and I wish her all the very best and success in her future endeavors.”

Stella Medlicott says: “After more than 11 incredible years at Ericsson, I have taken the difficult decision to leave the company to pursue other opportunities. It’s been a true privilege to serve on the Executive Team for the past 6 years and to work with so many talented people across the company. We have worked through some extraordinary times, but all the while I’ve been impressed and motivated by the professionalism, heart and integrity that is the true Ericsson. I’m excited to see these values and the continued technology leadership drive the next era of global innovation.”

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PRESS RELEASE August 27, 2025

ABOUT ERICSSON:

Ericsson’s high-performing networks provide connectivity for billions of people every day. For nearly 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: August 27, 2025